

ALLGREEN PROPERTIES LIMITED

03 SEP -8 AM 7:21

File No. 82-4959


03029750

Date: 25 AUG 2003

SUPPL

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

PROCESSED
SEP 11 2003
THOMSON
FINANCIAL

ISOO TAN
COMPANY SECRETARY

enc

dlw 9/8

File No. 82-4959

MASNET No. 64 OF 25.08.2003
Announcement No. 65

ALLGREEN PROPERTIES LIMITED

Notice Of Changes In Substantial Shareholder's Deemed Interests

Name of substantial shareholder:	Kerry Holdings Limited
Date of notice to company:	25/08/2003
Date of change of deemed interest:	22/08/2003
Name of registered holder:	CDP: Kerry Holdings Limited CDP: Jaytech Limited (see Note 1) CDP: Comfort Assets Limited (see Note 1) CDP: Shangri-La Hotel Limited (see Note 1)
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Deemed interest - Sale of shares by Shangri-La Hotel Limited (see Note 2)

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	3,829,000
% of issued share capital:	0.36
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	1,100,000 @ S$1.04 200,000 @ S$1.04 200,000 @ S$1.03 380,000 @ S$1.01 260,000 @ S$1.01 640,000 @ S$1.02 200,000 @ S$1.03 200,000 @ S$1.01 649,000 @ S$1.02
No. of shares held before the transaction:	223,804,774
% of issued share capital:	21.31
No. of shares held after the transaction:	219,975,774
% of issued share capital:	20.95

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	182,443,554	41,361,220
% of issued share capital:	17.38	3.94
No. of shares held after the transaction:	178,614,554	41,361,220
% of issued share capital:	17.01	3.94
Total shares:	178,614,554	41,361,220

Note 1:
Pursuant to Section 7 of the Companies Act, Kerry Holdings Limited is deemed interested in the shares held by these companies.

Note 2:
[illegible] level from 21.31% to 20.95% resulting from a series of transactions on 13, 14, 15

File No. 82-4959

Submitted by Ms Isoo Tan, Company Secretary on 25/08/2003 to the SGX